Exhibit (a)(12)

As you know, last week GSK launched a tender offer to purchase HGS shares, and today we filed with the SEC two documents. One, what’s called a 14D-9, and the other, a shareholder rights plan. I’m not going to talk about the GSK process or our responses to GSK’s offer, but I did want to take a few minutes to explain how this whole process works, what happens when one company launches a tender offer, and what are the responses a company might make in response to that tender offer.

So let’s start with the tender offer itself. A tender offer is simply an offer to buy shares at a given price at a given time. It’s just like an offer on your house. Somebody may make an offer on your house and you have the choice to accept it. That’s what a tender offer is. And a tender offer usually has a minimum period of time that it remains open. And that period of time is usually 20 business days. It can be extended, but that’s sort of the usual time frame. And shareholders at the end of that period have the right to offer their shares and in return the person making the tender offer will acquire those shares at a set price. That is what a tender offer is.

Now if you’re the company for which a tender offer has been made, you also have rights and responsibilities. One of those responsibilities is within 10 business days of the beginning of that offer to respond. To say what you think the board of directors and the company believes whether that offer is fair or not. And the company can make several decisions. They can decide to say we think it’s a fair offer and we encourage shareholders to accept it. They can say they don’t think it’s a fair offer and we urge shareholders not to accept it. Or they can simply say we are indifferent to that offer and we don’t offer an opinion. This document, which lays out all the reasons for why the company believes an offer is or is not adequate, is called a 14D-9 filing, and that is what is filed then with the SEC.

The other document I mentioned is what’s called a shareholders rights plan. Some people also call it a poison pill. But it’s really designed to allow a board of directors to take the time to fully understand what the offer is from a given company and also to explore other strategic alternatives.

So what is a rights plan? What a rights plan really is, is an offer to give every shareholder the right to purchase additional shares of stock at a reduced price, often 50% of the market price. So how does this help in the situation of a tender offer? Well the right is to every shareholder except for any shareholder who acquires more than a certain percentage of the company, often 15%. In that case that shareholder doesn’t have the right to buy the additional shares. This leads to the result that anybody trying to acquire more than 50% of the company is extremely diluted. And that means they really can’t complete the tender offer on any reasonable financial terms. It doesn’t mean that a tender offer won’t sometime go through. It doesn’t mean that an acquisition won’t occur, but what it does allow, a board of directors and a company’s management to take the time necessary to figure out what the best path forward is for a company.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer commenced by GlaxoSmithKline plc through its wholly owned subsidiary, H. Acquisition Corp., HGS has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF HGS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. HGS also will provide a copy of these materials without charge on its website at www.hgsi.com., or stockholders may call HGS’ Information Agent, Innisfree M&A Incorporated, toll-free at 877-717-3926.